Exhibit 14.1

CADENCE BANCORPORATION

Code of Business Conduct and Ethics

Note from the Chairman

Cadence is built on a solid foundation of integrity. Integrity is about telling the truth, and doing what is right. This is how you earn trust. This trust is what will help us build strong relationships and build our business. Cadence has relationships with associates, customers, vendors and the communities in which we live and serve. Cadence must be regarded as trustworthy by all of these groups in order to be successful. Cadence has a strong Code of Business Conduct and Ethics to insure we demonstrate we are working and living at the highest integrity. Ultimately, we “Do Right.”

The following Code of Business Conduct and Ethics is designed to help us understand our responsibilities and what is expected from every Cadence associate, director or vendor.

I hope you will find this information to be a useful guide for general expectations and specific situations. Please know we cannot address every issue that may arise, but we have staff in several areas of our company that can help with questions: Human Resources, Compliance, Audit, Legal and Corporate Security. Together we all ensure Cadence will “Do Right.”

As Cadence grows, I am confident we will continue to build strong relationships and businesses based in an environment of trust, integrity and ethics.

This is our Code. This is YOUR Code. Own it.

Paul Murphy

Who Stands Behind the Code?

The Board of Directors (the “Board”) of Cadence Bancorporation (the “Company”) has adopted this Code of Business Conduct and Ethics (this “Code”), which covers a wide range of business practices and procedures affecting all directors, officers and associates of the Company, and its subsidiaries and affiliated companies (collectively, the “Associates”). It does not cover every issue that may arise, but it sets out basic principles to guide the Associates.

The Code is supported and enforced by all parts of the Company: the Chairman, Chief Executive Officer, Office of General Counsel, Human Resources, Risk Management, Compliance, Associate Ethics Officer, Executive Management and all officers of the Company.

The Code and You

The Code is to be accessible to all Associates and maintained for public access as well.

While our Code says we will comply with applicable laws and regulations, it is more than compliance. Our Code describes how the Company relates to customers, Associates and suppliers or vendors. This Code is a reference guide to help you understand what is right. While it cannot be all inclusive, it should set forth basic principles or help direct you to appropriate people who can provide direction.

The Company expects all Associates to conduct themselves with integrity and seek to avoid even the appearance of improper behavior. This Code also should be provided to, and applicable portions should be followed by, the Company’s agents and representatives, including consultants. Those who violate the standards in this Code will be subject to disciplinary action, including potential dismissal from the Company.

Waivers and Amendments

It is our expectation and intention that no one will seek or be given a waiver from any provisions of our Code. Any waiver of the Code must be approved by the CEO, the Board, or the EVP of Corporate Services. The Code may be amended by the Chief Executive Officer (the “CEO”) of Cadence Bancorporation, with substantive changes approved by the Board of Directors.

Raising Issues and Reporting Violations

Associates are encouraged to talk to supervisors, managers or other appropriate personnel about observed illegal or unethical behavior and when in doubt about the best course of action in a particular situation. The Company’s policy is not to allow retaliation for reports of misconduct by others made in good faith by Associates. Associates are expected to cooperate in internal investigations of misconduct.

Associates have a responsibility to promptly report knowledge of or information regarding any accounting, internal control or auditing matters to the Company without fear of dismissal or retaliation of any kind. You should also report any violation or suspected violation of the law, any provision of the Code, or other Company policy or procedures. You should call the Speak Up! Hotline at 1-877-888-0002, an anonymous hotline. You may also report violations directly to the Director of Human Resources, Office of the General Counsel, or the Associate Ethics Officer at 2100 3rd Avenue North, Suite 1100, Birmingham, AL 35203.

Retaliation is a serious violation of the code. The Company will not permit retaliation of any kind for good faith reports of alleged ethical violations or misconduct of others. If you believe you have been retaliated against for raising an ethics concern, contact Human Resources, the Office of General Counsel, Associate Ethics Officer, or call the Speak Up! Hotline. All reports will be investigated promptly and action taken when appropriate.

Concerns or complaints relating to any questionable accounting or auditing matters, including but not limited to the following:

•	Fraud or deliberate error in the preparation, evaluation, review or audit of any financial statement of the Company;

•	Fraud or deliberate error in the recording and maintaining of financial records of the Company;

•	Deficiencies in or noncompliance with the Company’s internal accounting controls;

misrepresentation or false statement to or by a senior officer or accountant regarding a matter contained in the financial records, financial reports or audit reports of the Company; or

other failure of the Company’s financial statements to present fairly, in all material respects, the financial condition and results of operations of the Company.

Compliance with Laws, Rules and Regulations

All Associates must respect and comply with applicable laws, rules and regulations of the jurisdictions in which the Company operates. Although not all Associates are expected to know the details of these laws, it is important to know enough to determine when to seek advice from supervisors, managers or other appropriate personnel. Associates should bring to the attention of appropriate senior management evidence of a potential material violation of laws, rules or regulations applicable to the Company, by the Company or anyone acting on its behalf. From time to time, the Company may hold information and training sessions to promote compliance with applicable laws, rules and regulations, including insider trading laws.

Honest and Ethical Conduct; Conflicts of Interest

In carrying out their duties and responsibilities, Associates should engage in and promote honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships. Associates should strive to identify and raise potential issues before they lead to problems.

A “conflict of interest” exists when an individual’s personal interest is in any way adverse to or otherwise in conflict with the interests of the Company. Associates must avoid such conflicts of interest.

Further, Associates must continually bear in mind that even the appearance of a conflict of interest can be detrimental to the Company. A conflict situation can arise when an associate takes actions or has interests that may make it difficult to perform his or her Company work objectively and effectively. Conflicts of interest may also arise when an associate, or members of his or her family, receives improper personal benefits because of his or her position in the Company.

A conflict of interest almost always exists when an associate works simultaneously for a competitor. Accordingly, it is the Company’s policy that Associates are not allowed to work for a competitor as a consultant or board member unless any such arrangement is disclosed in advance and determined to present no conflict of interest. The best policy is to avoid any direct or indirect business connection with the Company’s customers, suppliers or competitors, except on the Company’s behalf.

The expertise you develop in the course of your employment may provide opportunities to participate in outside activities as a paid or unpaid consultant. It is important to discuss these opportunities with your manager and the Associate Ethics Officer to ensure there is no conflict of interest or appearance of conflict of interest. Prior to participating in some outside activities you must gain approval from your manager and the Associate Ethics Officer by completing the Outside Activities Request form (appendix A). This form is completed when taking on a second job, serving as an officer, partner or director in any outside entity (including not for profits) or any other activity that may present a potential real or perceived conflict.

You may be asked by a customer to offer opinions on legal or tax matters. As bankers, we are not employed in a role to provide such service, but you may offer a selection of at least three accountants or attorneys from which the customer can choose as long as you do not influence the customer’s decision. Further, law prohibits anyone who is not a licensed attorney to provide legal advice, so you are not acting in a manner that could be construed as the unauthorized practice of law.

Conflicts of interest are prohibited as a matter of Company policy, except as approved by the Board. When a question or uncertainty arises with respect to a potential conflict of interest, each affected associate should consult with higher levels of management. Any Associate who becomes aware of a conflict or potential conflict should bring it to the attention of a supervisor, manager or other appropriate person, or contact the Speak Up! Hotline. All Associates must report to the Director of Human Resources, Office of General Counsel or Associate Ethics Officer any activity that would create, or appear to create, a potential or actual conflict of interest.

Generally, an Associate may not:

•	Buy property (significant assets) from, or sell assets to, the Company or any account for which the Company acts as a fiduciary;

•	Buy property that the Company acquired through foreclosure or repossession;

•	Represent another company in its dealings with the Company;

•	Purchase any property, including real estate, knowing that the Company intends to purchase it; or

•	Use Company property, corporate time, or proprietary or confidential information for personal gain other than in the performance of your job.

When serving as an officer, partner or director in any outside entity (including not for profits):

•	Do not attempt to influence or take part in any vote or decision which may lead to the use of any Company product or service by the outside entity, or result in the obtaining of some special benefit by Company;

•	Be satisfied that the outside entity conducts its affairs lawfully, ethically and in accordance with prudent management and financial practices; and

•	Comply with any additional Company policies relating to the service to the outside entity.

Insider Trading

Associates may not seek to benefit personally by buying or selling securities while in possession of material non-public information learned as a result of their relationship with the Company, its customers or potential customers. This rule applies to trading in the common stock, debt securities or options of any customer or vendor of the Company or any other company with respect to which an associate learns material nonpublic information in the course of his or her employment or relationship with the Company. It can be difficult to know when information is “material.” Generally, information is “material” if a reasonable investor would consider it important in determining whether to buy or sell a security. Information need not be certain to be material. Information that something is likely to happen, may happen or is being considered may be material. “Nonpublic” information is any information that is not reasonably accessible to the investing public. Once a company releases information through public channels (for instance, a press release or an SEC filing), it may take additional time for it to become broadly disseminated. Transactions that may be necessary or justifiable for independent reasons (such as the need to raise money for an emergency expenditure) are not an exception. All Associates at every level must strictly comply with this policy.

Moreover, Associates are cautioned not to engage in any transactions in which they may even appear to be trading while in possession of material non-public information or to “tip” others who might make an investment decision on the basis of that information. Both the “tipper” and the “tippee” may be held liable, even if the tipper did not trade and receives no monetary benefit from the tippee, and this liability may extend to those to whom the tippee in turn provides the information. Failure to observe this policy may result in serious legal difficulties, including criminal penalties, for the associate and the Company under applicable insider trading laws.

Corporate Opportunities

Associates are prohibited from taking personally for themselves opportunities that are discovered using Company property, information or position, or which are developed on Company time, without the consent of the Board. No Associate may use Company property, information, or position for improper personal gain, and no Associate may compete with the Company directly or indirectly. Associates owe a duty to the Company to advance its legitimate interests when the opportunity to do so arises.

Competition and Fair Dealing

The Company seeks to outperform its competition fairly and honestly. The Company seeks competitive advantages through superior performance and never through unethical or illegal business practices. Stealing proprietary information, possessing trade secret information that was obtained without the owner’s consent, or inducing such disclosures by past or present Associates of other companies is prohibited. Each associate should endeavor to respect the rights of and deal fairly with the Company’s customers, vendors, competitors and Associates.

No associate should take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts, or any other intentional unfair dealing practice.

Gifts and Entertainment

The purpose of business entertainment and gifts in a commercial setting is to create goodwill and sound working relationships, not to gain unfair advantage with customers. Associates may never accept a gift in exchange for a past, current or future business relationships with the Company. Gifts and entertainment must always be provided or accepted in full compliance with our policies and the law.

Associates should never solicit for personal benefit or for a third party (other than the Company), anything of value from anyone in return for any the Company business or confidential information. A Company Associate or director should never use their position at the Company to obtain anything of value from a customer or vendor.

No gift or entertainment should ever be offered, given, provided or accepted by any associate or family member of an associate unless:

•	It is not a cash gift (or cash equivalents such as checks or gift cards) in any amount;

•	It is consistent with customary business practices;

•	The courtesy is not frequent and do not reflect a pattern or an appearance of a pattern of frequent acceptance of courtesies from the same entity or persons;

•	The gifts and courtesies from one source during the previous 12 month period do not exceed $250 in aggregate;

•	It is not excessive in value (generally no more than $100);

•	You would feel comfortable about discussing the courtesy with your supervisor or co-worker, or having the courtesy known by the public;

•	It cannot be construed as a bribe or payoff; and

•	It does not violate any U.S. or foreign laws, rules or regulations including, among other laws, the Foreign Corrupt Practices Act.

In general, a gift based on an independently existing family or personal relationship may be accepted.

The Gifts and Entertainment Disclosure/Approval Form (Appendix B) must be completed with written disclosure of all relevant facts and submitted prior to accepting the offer and even if you do not intend to accept the offer. All acceptances and offers must be disclosed, even those you decline. On a case by case basis, when allowed by law, the Director of Human Resources, or Associate Ethics Officer, may approve circumstances in which you may accept something of value in connection with the Company’s business that is not expressly authorized by the Code.

Please discuss with the Associate Ethics Officer prior to acceptance any gift or proposed gift which you are not certain is appropriate.

Use of Corporate Assets for Charitable Purposes

The Company encourages Associates to participate in charitable or pro bono causes and officially supports some of these same non-profit organizations, but the use of Company facilities or relationships for charitable or pro bono purposes can be made only with prior approval from Executive Management and only after you have met any other notice requirements required by corporate or local policy.

Corporate Expenditures

All Associates are expected to be prudent with corporate assets, funds and expenditures. The Company does not support the use of spending funds in a way which is excessive, extravagant or otherwise cause a risk to the Company’s reputation with our customers, investors and communities in which we serve.

Protection and Proper Use of Company Assets

All Associates have an obligation to protect the Company’s assets and ensure their efficient use. Theft, carelessness and waste have a direct impact on the Company’s profitability.

Company assets include, but are not limited to, such things as electronic mail, computer systems, documents, equipment, facilities, information, the Company’s logo and name, materials and supplies. Any use of these assets for purposes other than the discharge of Company business is to be avoided. Moreover, the use of the Company’s assets and resources for personal financial gain is strictly prohibited. Any suspected incident of fraud or theft should be immediately reported for investigation.

Protecting Confidential and/or Proprietary Information

The obligation of Associates to protect the Company’s assets includes its proprietary information. Proprietary information includes intellectual property such as trade secrets, patents, trademarks and copyrights, as well as business, marketing and service plans, databases, records, salary information and any unpublished financial data and reports. Unauthorized use or distribution of this information would violate Company policy, and could also be illegal and result in civil or even criminal penalties.

Additionally, Associates are required by law and the Code to keep all customer information confidential. With regard to confidential and/or proprietary information, Associates must comply with the following:

Do not attempt to access confidential information, including customer account information, unless you have a legitimate Company business reason for doing so. Do not attempt to gain access to information you do not need to perform your job.

Do not disclose confidential information to Company colleagues, unless they have a need to know such information with their Company responsibilities.

Never disclose customer information outside the Company to anyone other than the customer unless:

•	Such disclosure has been approved by the legal department;

•	Such disclosure is in response to proper legal process or regulation as required by law and is at the direction of the legal department or the Compliance Officer, or

•	Such disclosure is authorized by the customer.

Never use confidential information for personal financial gain or to compete with the Company.

Take all appropriate steps to ensure the security of confidential information.

All obligations regarding the protection of confidential and/or proprietary information continue after your employment or association with the Company ends. Misuse or misappropriation of confidential and/or proprietary information may result in civil and criminal liability.

Confidentiality

Any non-public information entrusted to Associates by the Company or its vendors or customers is confidential, whether or not so marked. Confidential information includes all non-public information that might be of use to competitors, or harmful to the Company or its vendors or customers, if disclosed.

Confidential information may be used only for a purpose that is necessary to the carrying out of the associate’s duties as an associate, officer or director of the Company and may not be disclosed to third parties unless legally mandated or otherwise approved by the Office of General Counsel.

All information, whether written or otherwise, regarding the Company’s business, including but not limited to information regarding customers, customer lists, costs, prices, earnings, any financial or cost reports, services, equipment, systems, procedures, operations, potential acquisitions, new location plans, prospective and executed contracts, and other business arrangements, is presumed to be confidential and proprietary information of the Company. All such information is a trade secret owned exclusively by the Company and shall at all times be kept confidential.

Upon termination of employment with the Company, all Associates must return to the Company all books, records, lists, and other written, typed or printed material, whether furnished by the Company or prepared by the associate, which contain any information relating to the Company’s business. Associates may neither make nor retain any copies of such materials after termination of their employment. The obligation to preserve confidential information continues even after employment ends.

Deposit Account and Lending Restrictions

The following are strictly prohibited under banking regulations:

•	Loan Procurement Fees: No director, officer, or other person having power to direct the management or policies of the Company may receive, directly or indirectly for personal compensation, any commission, fee, or other compensation in connection with the procurement of any loan made by the Company.

•	Kickbacks: The Company may not give or receive any fee, kickback, or thing of value for referring business incident to a real estate settlement service, and no person may give or accept any portion, split or percentage of any charges made for rendering such settlement service, in connection with any real estate loan made by the Company.

•	Tie-ins: The Company may not grant any loan on the prior condition, agreement or understanding that a borrower contract with a specific person for title or other insurance, building materials, construction, legal, real estate agency, brokerage, real estate or property management services.

•	Associate Accounts: All Associates are encouraged to maintain their bank accounts at the Company to allow the Company to provide service and direct deposit of payroll checks. However, under no circumstances will the Company pay a rate of interest in excess of the rate available to all customers. Customary fees will be charged except pursuant to waivers available to all similarly situated customers or in accordance with a Company-wide benefit available to all Associates.

Discrimination and Harassment

The Company is fully committed to a workplace that fosters diversity and equal opportunity and is free from discriminatory action. In support of this commitment, the Company prohibits discrimination or harassment based on the basis of race, color, religion, sex, sexual orientation, national origin, age, marital status, physical or mental handicap or other disability, status as a veteran, citizenship of individuals legally authorized to work in the United States or other legally protected status. Either without reasonable accommodation or with reasonable accommodations as required by law, disabled persons must in any case be able to perform the essential functions of a job.

Any person who feels that he or she has been or is being harassed or discriminated against in violation of the Company’s policy should bring such actions to the attention of his or her supervisor or a member of senior management. The associate should choose the person with whom he or she is most comfortable in discussing the details of the incident or conduct. If you feel you cannot for any reason report an incident to any of these individuals, the Director of Human Resources, Associate Ethics Officer, or Office of General Counsel is available to handle anonymous reports. Additionally you may call the Speak Up! Hotline at 1-877-888-0002. Supervisors must notify the Director of Human Resources of any reports of harassment.

Again, the Company takes retaliation of a good faith report of harassment very seriously and this is a violation of the Code. If you believe you have been retaliated against for raising an ethics concern, contact Human Resources, Director of Human Resources, Associate Ethics Officer, Office of General Counsel or call the Speak Up! Hotline. All reports will be investigated promptly and action taken when appropriate.

Health and Safety

The Company mandates a “zero tolerance for violence” environment and seeks to prevent violent incidences from occurring. The Company strives to provide each associate with a safe and healthful work environment. Each associate has responsibility for maintaining a safe and healthy workplace for all Associates by following safety and health rules and practices and reporting accidents, injuries and unsafe equipment, practices or conditions. Violence and threatening behavior are not permitted. The Company’s policy is to comply with all health and safety laws, rules and regulations, not just because it is legally required, but also because we believe it is the responsible way to conduct our business. The Company has a systematic approach to health and safety management designed to ensure compliance with the law and to achieve continuous performance improvement. Associates should report to work in condition to perform their duties, free from the influence of illegal drugs or alcohol. The use of illegal drugs in the workplace will not be tolerated.

Fair and Consistent Treatment

Each associate will deal fairly with Company customers, vendors, competitors and fellow Associates. Abuse of privileged information, discrimination, manipulation, concealment, misrepresentation of material facts, or any other unfair-dealing practice will not be tolerated.

The Company is committed to complying with all fair lending and anti-discriminatory lending laws as well as meeting the credit needs of the communities in which we serve. Associates must make certain they meet all training obligations to ensure knowledge of legal requirements and the Company’s policies and procedures for fair and consistent treatment of everyone associated with the Company’s business.

If you believe an associate is in violation of his policy, you must report this conduct to Human Resources, Associate Ethics Officer, Office of General Counsel or you may call the Speak Up! Hotline at 1-877-888-0002.

Record Keeping

The Company requires honest and accurate recording and reporting of information in order to make responsible business decisions. For example, only the true and actual number of hours worked should be reported. Many Associates regularly use business expense accounts, which must be documented and recorded accurately. If you are not sure whether a certain expense is appropriate, legitimate or reasonable, ask your supervisor or your manager prior to incurring such expenses.

All of the Company’s books, records, accounts and financial statements must be maintained in reasonable detail, must appropriately reflect the Company’s transactions and must conform both to applicable legal requirements and to the Company’s system of internal controls.

No fund, asset, liability, revenue or expense of the Company shall be concealed or incompletely or incorrectly recorded. Unrecorded or “off the books” funds or assets should not be maintained unless permitted by applicable law or regulation.

Business records and communications often become public, and we should avoid exaggeration, derogatory remarks, guesswork or inappropriate characterizations of people and companies. This applies equally to e-mail, internal memos and formal reports. You should keep in mind that in the future, the Company or a third party may rely on or interpret a document or communication with the benefit of hindsight or the disadvantage of imperfect recollections.

Records should always be retained or destroyed according the Company’s record retention policies. In accordance with those policies, in the event of any actual or reasonably anticipated litigation or governmental investigation, please consult the Office of General Counsel, Director of Human Resources or Director of Compliance prior to the destruction of any documents related to such litigation or governmental investigation.

Foreign Corrupt Practices Act

All Associates are required to comply strictly with the U.S. Foreign Corrupt Practices Act (the “FCPA”). In essence, no associate may make or promise to make, directly or indirectly, any payment of money or object of value to any foreign official of a government or a political party, or a candidate for political office, that is for the purpose of inducing or influencing such person to act in any way to assist the Company in obtaining or retaining business for or with the Company.

Facilitating payments of a reasonable and customary amount paid to lower-level government officials in foreign countries to perform non-discretionary functions or services that they are obligated to perform are not illegal under United States law if such payments are customary in a particular country and are the only feasible way to obtain government services or action to which the Company is legally entitled. However, such facilitating payments may not be legal under local law. Legal advice concerning any such proposed payment must be sought in advance from, and be approved by, the Office of General Counsel.

If in doubt, ask for assistance. If any associate has a question about a payment or is aware of any violation of this policy, he or she should promptly contact the Company’s Office of General Counsel or Director of Human Resources.

The FCPA also requires that the Company’s books, records and accounts be kept in reasonable detail to reflect accurately and fairly all transactions.

Political Contributions

Any contribution or expenditure by the Company in connection with any election to any political officer, or in connection with any primary election or political convention or caucus held to select candidates for any political office is prohibited. This prohibition applies to all federal, state, and local elections.

This Code is not intended to prevent the communication of Company views to legislators, governmental agencies, or to the general public with respect to existing or proposed legislation or governmental policies or practices affecting business operations. Moreover, under this Code, reasonable costs incurred by the Company to establish or administer our political action committee or activities organized to solicit voluntary political contributions from individual Associates are not regarded as contributions to political parties or candidates, where the Company may lawfully incur such costs.

The Company encourages all Associates to participate in the political process by registering and voting and keeping informed on political matters. Associates are free to contribute financially to or otherwise support the candidates or political parties of their choice. When participating in the political process, however, Associates must make clear that they are doing so as private individuals, and not as representatives of the Company. Associates should be aware that lobbying activities on behalf of organizations or businesses such as the Company are subject to state and federal laws that must be strictly observed.

If an individual wishes to stand for election to public office, he or she may do so if it does not in any way hinder the associate’s job performance. Associates should notify the Director of Human Resources before making plans to campaign for, or serve in, public office.

Full and Fair Disclosure; Periodic Reports and other Government Filings

It is the Company’s policy that the information in its public communications, including periodic reports and other filings with Company regulatory agencies, be timely, understandable, fair, complete and accurate in all material respects. Associates with responsibilities related to the preparation of these filings and communications should exercise diligence and care to do their part in acting in furtherance of this policy. All Associates are prohibited from knowingly misrepresenting, omitting, or causing others to misrepresent or omit, material facts about the Company to anyone having a role in the Company’s financial reporting and disclosure processes. Associates must not directly or indirectly take any action to fraudulently induce, coerce, manipulate or mislead the Company’s independent auditors for the purpose of rendering the financial statements of the Company, or direct anyone else to do so. To the extent an associate believes that any of the Company’s periodic reports contain any materially false or misleading information, he or she is encouraged to report this to his or her manager, the Director of Human Resources, Office of General Counsel, Associate Ethics Officer, or the Speak Up! Hotline.

Each associate must promptly bring to the attention of the Company’s Audit Committee any material information of which he or she may become aware that affects the disclosures made by the Company in its public filings or otherwise, and to otherwise assist the Audit Committee in fulfilling its responsibilities. In addition, each associate must promptly bring to the attention of the Audit Committee any information he or she may have concerning (a) significant deficiencies in the design or operation of internal controls which could adversely affect the Company’s ability to record, process, summarize and report financial data or (b) any fraud, whether or not material, that involves management or other Associates who have a significant role in the Company’s financial reporting, disclosures or internal controls.

Compliance Procedures

The Company and all Associates must work together to ensure prompt and consistent action against violations of this Code. Nevertheless, in some situations it is difficult to know right from wrong. Because it is not possible to anticipate every situation that will arise, the Company has set forth below a way to approach a new question or problem. These are the steps to follow:

Make sure you have all the facts. In order to reach the right solutions, we must be as fully informed as possible.

Ask yourself: What specifically am I being asked to do? Does it seem unethical or improper? This will enable you to focus on the specific question with which you are faced, and the alternatives you have. Use your judgment and common sense; if something seems unethical or improper, it probably is.

Clarify your responsibility and role. In most situations, there is shared responsibility. Are your colleagues informed? It may help to get others involved and discuss the problem.

Discuss the problem with your supervisor. This is the basic guidance for all situations. In many cases, your supervisor will be more knowledgeable about the question, and will appreciate being brought into the decision-making process. Remember that it is your supervisor’s responsibility to help solve problems.

Seek help from Company resources. In the rare case where it may not be appropriate to discuss an issue with your supervisor or where you do not feel comfortable approaching your supervisor with your question, discuss it with the Company’s Director of Human Resources, Office of General Counsel or Associate Ethics Officer.

You may report ethical violations in confidence and without fear of retaliation. If your situation requires that your identity be kept secret, your anonymity will be protected.

The Company does not permit retaliation of any kind against Associates for good faith reports of ethical violations.

Always ask first, act later: If you are unsure of what to do in any situation, seek guidance before you act.

Public Disclosure

This Code and all revisions and amendments hereto will be posted on the Company’s website.

Questions

Questions about this policy should be directed to the Director of Human Resources, Office of the General Counsel and/or Associate Ethics Office.

Conclusion

Cadence adopted this Code to ensure we all “Do Right.” At all times we are held accountable to the highest standards of this Code. This Code should help drive you to understand how Cadence chooses to be viewed in the communities in which we serve. The Code outlines how we behave in the workplace, and while building relationships with customers and fellow Associates. Ultimately, we “Do Right.”

This Code is a useful guide for general expectations and specific situations; refer to it often. Please know we cannot address every issue that may arise, but we have staff in several areas of our company that can help with questions. Human Resources, Compliance, Audit, Legal and Corporate Security work as a team to ensure Cadence will “Do Right.”

Remember, should you have any ethical concerns, questions about the Code, or you have seen something illegal or unethical, please Speak Up! You may talk to management, Director of Human Resources, the Office of General Counsel, the Associate Ethics Officer, or call the Speak Up! Hotline at 1-877-888-0002.

This is our Code. This is YOUR Code. Own it.

I attest I have read and understand the Cadence Code of Conduct

Printed Name Department and Phone Number

Signature Date

Appendix A

Appendix B